Lightspeed Commerce Vindicated as Full Dismissal of U.S. Securities Class Action Announced

MONTREAL, MARCH 4, 2025 /PRNewswire/ Lightspeed Commerce Inc. (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), the one-stop commerce platform empowering merchants to provide the best omnichannel experiences, today announced the United States District Court for the Eastern District of New York has dismissed in full the securities class action lawsuit against the Company and certain of its executives. The decision marks a clear and decisive victory for Lightspeed, stating that the allegations had no adequate legal basis.

The lawsuit, which stemmed from allegations largely based on a short-seller report published by Spruce Point Capital Management in September 2021 that contained numerous inaccuracies and mischaracterizations, was found to lack merit. The Court ruled that the plaintiff failed to allege any actionable claims.

“We welcome this outcome, which confirms what we’ve maintained all along—Lightspeed has acted with integrity and transparency,” said Dax Dasilva, Founder and CEO of Lightspeed. “This ruling helps us put this matter behind us and stay focused on delivering value for our stakeholders.”

This announcement comes ahead of Lightspeed’s Capital Markets Day, scheduled for March 26, 2025 at the New York Stock Exchange, where Lightspeed's management team will provide a comprehensive update on the Company's transformation plan, operational and financial impact, products, go-to-market efforts, and provide a long-term financial outlook.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale, and provide exceptional omnichannel customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions, and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe, and Asia Pacific, the company serves retail, hospitality, and golf businesses in over 100 countries.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding litigation. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Lightspeed Media Relations: media@lightspeedhq.com
Lightspeed Investor Relations: Gus Papageorgiou, investorrelations@lightspeedhq.com